UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☒Form 10-K    Form 20-F    Form 11-K     Form 10-Q   Form 10-D    Form N-SAR
                         Form N-CSR

For Period Ended:  December 31, 2007

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Stifel Financial Corp.
Full name of Registrant

Former Name if Applicable

501 N. Broadway
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63102-2188
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stifel Financial Corp (the "Company") was not able to file its Annual Report on Form 10-K for the calendar year ended December 31, 2007 within the prescribed time period, as the process of preparing the Company's financial statements for the period ended December 31, 2007 took longer than expected as a result of its acquisitions and the change in its filing status to a "bank holding company," which required additional time for management to compile and verify the data required to be included in the report because of such change.  As a result, the Company was unable to complete its Annual Report on Form 10-K for the year ended December 31, 2007 on or before the filing deadline with the Securities and Exchange Commission on February 29, 2008 without unreasonable effort or expense.

The Company anticipates filing its Annual Report on Form 10-K no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)                 Name and telephone number of person to contact in regard to this notification

James M. Zemlyak	(314) 342-2000
(Name)	(Area code) (Telephone number)

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes     No

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2007, the Company anticipates reporting net income of $32.2 million, or $1.88 per diluted share, on revenue of $793.1 million, compared with $15.4 million, or $1.11 per diluted share, on revenue of $471.4 million, for year ended December 31, 2006.

                                Stifel Financial Corp.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 3, 2008                                                                            By   /s/ James M. Zemlyak

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